Exhibit 12.1
First BanCorp.
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	For the year ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$78,205	$89,719	$112,076	$129,620	$223,825
Plus:
Fixed Charges (excluding capitalized interest)	616,102	739,537	790,247	567,198	308,068

Total Earnings	$694,307	$829,256	$902,323	$696,818	$531,893

Fixed Charges:
Interest expensed and capitalized	$612,086	$735,583	$786,670	$564,045	$305,674
Amortized premiums, discounts, and capitalized expenses related to indebtedness	144	221	180	203	170
An estimate of the interest component within rental expense	3,872	3,733	3,397	2,950	2,224

Total Fixed Charges before preferred dividends	616,102	739,537	790,247	567,198	308,068

Preferred dividends	40,276	40,276	40,276	40,276	40,276
Ratio of pre tax income to net income	1.000	1.317	1.324	1.131	1.262

Preferred dividend factor	40,276	53,033	53,335	45,553	50,838

Total fixed charges and preferred stock dividends	$656,378	$792,570	$843,582	$612,751	$358,906

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.06	1.05	1.07	1.14	1.48

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$78,205	$89,719	$112,076	$129,620	$223,825
Plus:
Fixed Charges (excluding capitalized interest)	192,607	215,087	240,170	243,209	174,816

Total Earnings	$270,812	$304,806	$352,246	$372,829	$398,641

Fixed Charges:
Interest expensed and capitalized	$188,591	$211,133	$236,593	$240,056	$172,422
Amortized premiums, discounts, and capitalized expenses related to indebtedness	144	221	180	203	170
An estimate of the interest component within rental expense	3,872	3,733	3,397	2,950	2,224

Total Fixed Charges before preferred dividends	192,607	215,087	240,170	243,209	174,816

Preferred dividends	40,276	40,276	40,276	40,276	40,276
Ratio of pre tax income to net income	1.000	1.317	1.324	1.131	1.262

Preferred dividend factor	40,276	53,033	53,335	45,553	50,838

Total fixed charges and preferred stock dividends	$232,883	$268,120	$293,505	$288,762	$225,654

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.16	1.14	1.20	1.29	1.77